SO 3/11



SECURITIES AND EXCHANGE COMMISSION 02007622

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 050887



PROCESSING
SEC MAIL
RECEIVED
MAR 04 2002
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brunswick Emerging Markets USA

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street 29th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T Manzo — 212-809-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name — *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd	Garden City	NY	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02
SS

OATH OR AFFIRMATION

I, John Hagen, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c Brunswick Emerging Markets USA, as c December 31, 19X 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:



Signature

Financial + Operations Principal

Title



Notary Public

WALTER A. KAPUSCINSKI
Notary Public, State of New York
No. 31-4721819
Qualified in New York County
Commission Expires May 31,

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUNSWICK EMERGING MARKETS USA, INC.

TABLE OF CONTENTS

BRUNSWICK EMERGING MARKETS USA, INC.

* * * * *



PROCESSING
RECEIVED
MAR 04
316

FINANCIAL STATEMENT

DECEMBER 31, 2001

BRUNSWICK EMERGING MARKETS USA, INC.

TABLE OF CONTENTS



JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Brunswick Emerging Markets USA, Inc.:

We have audited the accompanying balance sheet of Brunswick Emerging Markets USA, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brunswick Emerging Markets USA, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Janover Rubinroit, LLC

February 13, 2002

BRUNSWICK EMERGING MARKETS USA, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 153,919
Other receivables	2,840
Computer equipment, net of accumulated depreciation of $2,922	-
Due from affiliates	32,127
Total assets	$ 188,886

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 14,992
Shareholders' equity:	
Common stock, par value $.01 per share, 1,000 shares authorized, 1 share issued and outstanding	-
Additional paid-in capital	150,000
Retained earnings	23,894
Total shareholders' equity	173,894
Total liabilities and shareholders' equity	$ 188,886

The accompanying notes are an integral part of the financial statements.

BRUNSWICK EMERGING MARKETS USA, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION:

Brunswick Emerging Markets USA, Inc. (the "Company", formerly BrunswickDirect USA, Inc., formerly Brunswick Capital Management, Inc.,) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. There was no trading activity in 2001 and, therefore there was no commission revenue and related expenses. Upon the commencement of operations, customers will be limited to qualified institutional buyers who purchase interests in private placements of Russian equity and debt issues.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

Cash and cash equivalents are highly liquid investments with a maturity of three months or less when acquired.

Fixed assets

Fixed assets consists of computer equipment depreciated using the straight-line method over 4 years; which are fully depreciated as of December 31, 2001.

Income taxes

No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's shareholders include the operations of the Company in their individual income tax returns. The Company is subject to a New York State surcharge tax and a New York City corporate tax.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2001, the Company had regulatory net capital of $138,927, which was $38,927 in excess of its required minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .11:1. During the fourth quarter of 2001, the Company increased its minimum regulatory net capital requirement from $5,000 to $100,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has a service agreement with its parent where the parent provides the Company with sufficient capital and funds to enable the Company to meet its obligations. The parent pays the Company an additional amount equal to 105% of the lesser of: a) the actual expenses of the Company or, b) the amount budgeted by the Company for the period. This agreement continues for successive one-year terms, unless terminated upon 30 days written notice by either party.

At December 31, 2001, $32,127 was due from the Company's affiliates.

NOTE 5 - LEASE COMMITMENT:

As of January 2000, the Company terminated its lease agreement. It now receives on a month to month basis, desk space in connection with its management and consulting services firm. The Company pays an average retainer fee of $2,500 which is inclusive of all services and company overhead expenses.